UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                   QUADXSPORTS.COM, INC.
           --------------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada						  91-1961912
-------						  -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

100 OCEAN GATE STE 750, LONG BEACH, CA 90802
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(562) 435-5355
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS		  NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED		  EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

QuadXSports.com, Inc., a developmental stage company ("QuadXSports.com, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

                 TABLE OF CONTENTS

Part I

Item 1.  Description of Business              		 4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation					 5
Item 3.  Description of Property				16
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders		16
Item 5.  Directors, Executives, Officers and
         Significant Employees				21
Item 6.  Remuneration of Directors and
         Executive Officers					23
Item 7.  Interest of Management and Others in
         Certain Transactions					23
Item 8.  Legal Proceedings					23

Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters					24
Item 2.  Recent Sales of Unregistered Securities	24
Item 3.  Description of Securities 				24
Item 4.  Indemnification of Directors and Officers	24

Part F/S

Item 1.  Financial Statements					25
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure		25

Part III

Item 1.  Index to Exhibits					25
Item 2.  Description of Exhibits
	26

Signatures 								25

                           Part I

Item 1.  Description of Business

QuadXSports.com, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make QuadXSports.coms' financial information equally available to any interested parties or investors. The Company was originally organized under the laws of the State of Colorado on May 1, 1996 as Grand Canyon Ventures Three, Inc. On June 22, 1998 the Company changed its name to Boraxx Technologies, Inc. (Boraxx). On March 3, 1999 the Company engaged in a share exchange with Apex Sports.com, Inc. (Apex), a Nevada Corporation and changed the name to QuadXSports.com, Inc., see Part III, Amendment to Articles of Incorporation.

	QuadXSports.com is involved in the Extreme Sports
Industry, which includes but is not limited to the following activities:

Skateboarding
Surfing
Snowboarding
Skiing
Rollerblading
Dirt Biking
Auto Racing
Wake Boarding
Rock Climbing
Mountain Biking
Base Jumping
Ski Diving

	While these sports have almost uniformly been in existence for quite some time, the public eye is now turning toward them, and the result is the birth of the Extreme Sports Industry. As made evident by record attendance levels at Extreme Sporting events (the most popular, ESPN's Extreme Games in San Francisco recently boasted a turnout of over 260,000 fans), glorifying images of extreme sports in popular media, and the development of the Extreme sub-culture, Extreme Sports are hot, and will continue to get hotter. QuadXSports.com intends to catch the wave as it is cresting to be in the most favorable position when it breaks.

	The objective of QuadXSports.com is to be the most popular name in the extreme sports industry. The company was created to provide to the public an Extreme Sports Internet Portal/E-Commerce site that captures the spirit of this rapidly evolving market. This web site is being developed to communicate to all types of stakeholders in this industry. Owing to the management's huge base of personal connections scattered throughout this industry, the web site will provide rich, unique content to all levels of Extreme Sports enthusiast.

	In addition, QuadXSports.com will execute an in-depth development and acquisition plan that will open, acquire, unite, manage, and integrate a network of e-tailers, brick and mortar retail stores, and other businesses that cater to the Extreme Sports crowd. With ten to twenty companies under the public umbrella of QuadXSports.com, investors will finally be empowered to obtain a stake in this fresh and dynamic new industry.


Item 2.  Management's Discussion and Analysis or Plan of
	   Operation

	The mission of QuadXSports.com is to make the commitment of excellence to its shareholders by becoming a household name in the Extreme Sports Industry. Through an in-depth corporate strategy executed by QuadXSports.com's top-flight management team, the company will position itself as the leader of a rapidly expanding and enormously profitable market niche.

				Industry Analyses

Extreme Sports Industry

	The Extreme Sports Industry represents the activities, the ideas, and most importantly, the people involved in Extreme Sports. While the most of the Extreme Sports have been around for decades, new activities are emerging that capture the essence of this emerging market niche. Extreme Sports to most is, above all, an attitude.

Trends

The increasing numbers of people that embrace the extreme sports lifestyle indicates a more adventurous mindset than those of the past. Perhaps the glorification of these activities in the public eye is responsible for the upsurge in interest in Extreme Sports. Perhaps technological trends in the sports market allow for more exciting activities. Regardless of the reason for the popularity of Extreme Sports, it certainly seems to be an attractive emerging industry for investment. American Sports Data Inc., a consulting firm, snowboarding, one of the most popular Extreme Sports has grown 113% in five years and now boasts nearly 5.5 million participants.

The pursuits that are becoming more popular have one thing in common: the perception that they are somehow more challenging than a game of touch football. "Every human being with two legs, two arms is going to wonder how fast, how strong, how enduring he or she is," says Eric Perlman, a mountaineer and filmmaker specializing in extreme sports. "We are designed to experiment or die." [Time]

CARV Industries is in the business of design, manufacturing and sales of sports clothing for surfing, snowboarding and in-line skating, the rage of the Generation-X crowd. "Three years ago, this segment of the industry was about $500 million and now it has surpassed $1.25 billion," said Lanham, CEO of CARV Industries. "Our research indicates a continued growth market. The Xtreme Games, sort of a Generation-X Olympics, were big ratings winners recently on ESPN."

Competition

Many analysts group the Extreme Sports phenomenon into the aging and rapidly consolidating sporting goods industry. In fact, what growth the sporting goods industry has experienced is credited to the upsurge of Extreme Sports. Hence, in a typical analysis, a company entering into the Extreme Sports Industry would be competing against international sporting goods giants like Big Five, Sport Chalet, and Chic's Sporting Goods.

However this "lumping in" of Extreme Sports is not concurrent with how commerce in this industry is conducted. While the prominent sporting goods stores may carry some of the items and merchandise that Extreme Sports enthusiasts crave, the huge number of small developers and retailers dealing with niche products make them unattractive to stock in the prominent sporting goods retailers.

With the Extreme Sports Industry effectively isolated from the ponderous sporting goods industry, this market niche enjoys relatively high barriers to entry with a low level of competition. Chief among the barriers to entry are the many necessary personal connections with a wide variety of small developers, entrepreneurs, athletes, and enthusiasts in this industry. In addition, a certain level of familiarity in top management is required to allow the corporate culture of a business involved with this niche to effectively mirror the mindset of the Extreme Sports world. These cultural binds assist in the acquisition, management, and relations of the small businesses involved with the industry.

Findings

The Extreme Sports Industry exhibits exciting characteristics of growth and marketable assets that represents an attractive target for investment. QuadXSports.com is positioned to take advantage of the upsurge in growth within this industry. With its management team's extensive contacts throughout the world of Extreme Sports, its in-depth management and acquisition plan, and a comprehensive marketing effort, QuadXSports.com is poised to become the market leader in the Extreme Sports Industry.


Electronic Commerce Industry

Three years ago, industry analysts only hinted at the vast growth that commerce on the Internet would experience. One of the largest sectors of Internet access growth is in the home - consumers are just now beginning to tap into the vast worldwide markets that are relatively inaccessible by any other means.

Internet commerce involves the sales of products and services to consumers or businesses over the Internet. The categories in this Internet commerce layer include:

E-tailers (e.g., Amazon.com, eToys.com)

Manufacturers selling online (e.g., Cisco, Dell, IBM)

Fee/Subscription-based companies (e.g., thestreet.com,
WSJ.com)

Airlines selling online tickets

Online entertainment and professional services

It is important to note that many companies are players at multiple layers. For instance, Microsoft and IBM are important players at the Internet infrastructure, applications, and Internet commerce layers, while AOL (before the acquisition of Netscape) is a key player in the infrastructure, intermediary and commerce layers. Similarly Cisco and Dell are key players at the infrastructure and commerce layers [Internet Indicators].

Companies that embrace the Internet as a commerce channel experience far greater amounts of growth than like companies which do not utilize e-commerce technologies. In particular, the mating of e-commerce channels in the consumer sales market is particularly promising.

Small businesses that use the Internet have grown 46% faster than those that do not (American City Business Journals).

Forty-four percent of U.S. companies are selling online. An additional 36% affirm that they will do so by the end of 1999.

Internet advertisement revenues topped $1.92 billion in 1998, resulting in a 100% growth factor from the previous year.

The Small and Home Office (SOHO) Industry expended over
$51 billion online purchasing technology goods.

Countries outside of the United States have traditionally fallen behind the nation that built the Internet, but Internet access outside the United States is expanding on a dramatic basis. To this point, there were more Internet users in the United States than in all other countries combined. By the end of 1999, this characteristic is projected to change, as the growth of Internet access within the U.S. lessens, while other countries' access growth is project to increase substantially. Again, the largest sector of this Internet access growth is in the home, exposing people around the globe to the power and simplicity of e-commerce.

Competition

Nearly all corporate operations and communications have been improved by Internet and Intranet technology. A manufacturer can quickly find retail and distribution channels to facilitate greater sales by setting up a web site to gather orders from customers. Due to the remarkable ease of moving onto the Internet, there are very few barriers to entry. Historically, the key players in e-commerce have forged agreements with suppliers and customers to facilitate a large web-based presence. The companies that hit the Internet first with a proper mix of administrative and IT solutions have been successful (firms like Yahoo!, E-Bay, Amazon, etc.). By being among the first companies to bring their products to the Internet and signing the agreements necessary for exclusivity, these firms have fundamentally changed the face of e-commerce by exploiting the brand name recognition benefits from their status as first movers.

Market Trends

Consumers, corporations, and governments are expected to spend over $434 billion on the Internet in 1999. Although most Internet consumers are from the United States; worldwide non-U.S. Internet access is projected to increase on a large scale after 1999. As Internet access in homes across the globe proliferates, consumers will continue tap into this newly discovered resource for worldwide commerce.

In 1998, the market that accrued the most online purchases was the travel industry; which took in roughly $2.1 billion. High-ranking industries for online purchases via e-commerce include PC Hardware, Gifts, and Books. Companies are increasingly embracing the Internet and e-commerce due to the fact that consumers are viewing the Internet as a more viable venue for transactions. Still, a number of consumers express concerns about security issues over the web. In a recent poll, the number one reason why people haven't decided to purchase goods online was the risk that their information would be stolen and utilized by "hackers."

These concerns are now largely unfounded due to severely ramped up security protocols (128-bit encryption codes that are nearly impossible to break) and the lack of monetary risk from the consumer's standpoint (the Federal Government limits a credit card holder's liability to only $50 in the event of credit card fraud).


Governmental Trends

As e-commerce flourishes in the world markets, companies must continually take into consideration the governmental rules and regulations in the countries that they do business in. Countries with strict privacy laws might find conflict with the selling of product preference information of its citizens to other firms. Other governmental mandates, such as trade embargoes, can effect international electronic commerce. Last year, Dell was fined $50,000 for selling computers to Iran - it is illegal in the United States to sell products to countries involved with terrorism.

As companies find a more globalized customer base, they must take the steps necessary to safely and legally maintain their presence in countries outside the United States.

Legislative Trends

Currently, e-commerce in the United States enjoys a considerable benefit: no purchases made online will be subject to sales tax until January 1, 2004. In a recent study of top firms that sell their computers via the Internet, customers rated the absence of sales tax as a key motivator in their purchasing habits, particularly with more expensive items. This serves as an even greater incentive for consumers and merchants to actively make purchases and sales via e-commerce.

Economic Trends

As markets spread to cover the globe, and as commerce continues to increase on the Internet, the risk of downturns in local economies is lessened due to the inherent communicability of e-commerce to find and capitalize upon the existence of substitutes. In this fashion, e-commerce is thought by many economists to be an equalizer to world economies, by minimizing the damage to the global community if scarcity or other adverse conditions occur in various sectors of the world market.

Findings

The Electronic Commerce Industry's attractiveness to all players in the world market cannot be understated. In addition to providing merchants with a huge base of customers, and providing to consumers increased customer responsiveness, e-commerce serves to provide a value-added level of information to all parties, streamlining organizations and cutting out capital waste.

QuadXSports.com is positioned to take advantage of the growth and opportunities by entering into the e-commerce arena. Through an in-depth on- and off-line marketing campaign, consumers will be reached through a variety of channels, driving increasing amounts of traffic and sales through the web site.

                         Strategy

Marketing Plan

QuadXSports.com will be aiming for chief name brand recognition in the Extreme Sports Industry. This will be accomplished through an aggressive marketing plan, encompassing such conventional channels as advertising, promotions, sponsomhips, and direct marketing; as well as recently introduced marketing measures geared toward driving traffic and purchases through a portal/e-commerce web site.

Advertising

     An advertising campaign will be formulated to target all levels of Extreme Sports enthusiast, aiming toward achieving top of mind brand name recognition for QuadXSports.com in relation to its industry.
Currant trends in advertising for an Internet company rely upon name recognition of the site URL (Universal
Residence Locator - in this case,
www.quadxsports.com). QuadXSports.com's advertising campaign will be carried out in this manner. High-definition, Iow involvement advertisements am best suited for this purpose. The company's initial advertisements will feature context-rich (dramatic images of Extreme Sports activities), uncomplicated and focused positioning of QuadXSports.com.
Advertising will take place on popular, focused media such as select television advertising, Extreme
Sports magazines, radio spots, and public venues
(i.e. billboards, etc.).

In addition, QuadXSports.com will utilize vector graphic Internet advertisements to drive traffic and purchases through the site, created via Macromedia's
Flash and Shockwave software. Vector based ads convey a much richer exposure with shorter download times than conventional animated .gif banner advertisements. This unobtrusive yet rich means of Internet advertising is only now being implemented on a large scale. QuadXSports.com's Internet advertising campaign will rely on the effectiveness of vector graphics from its inception, dramatically garnering an excessive number of hits to the company's web site.

Promotions

     The management of QuadXSports.com realizes that top of mind name brand recognition in the Extreme Sports industry cannot be achieved through advertising alone. QuadXSports.com will be instrumental in its role as a key facilitator of Extreme Sports. The company will offer sponsorships to Extreme Sporting events both locally and nationwide. ESPN's Extreme Games, Long Beach Grand Prix, Ocean Pacific's Pro Surfing Championship are just of few of the events being targeted for sponsorship and promotion by QuadXSports.com.

In this arena, the connections of management with the key personnel in the Extreme Sports Industry will serve to position QuadXSports.com as an instrumental player at Extreme
Sports events around the world.

Direct email

While conventional direct mail campaigns have steadily decreased in effectiveness over the last five years, Internet direct email programs have evinced remarkable effectiveness in driving traffic to a particular site, as well as motivating purchases via e-commerce. Direct emailing is also extremely focused in its approach, since email listing come through registration processes, which typically provide more information that is typically garnered from a direct mail database. QuadXSports.com's direct emailings will target Extreme Sports athletes and enthusiasts; and will provide them with the latest information about the content and the products the company will feature on its web site. The end result: an enhanced level of web traffic at www.quadxsports.com.

Information Technology Plan

As QuadXSports.com moves onto the world wide web, serious demands will be placed upon its information based assets. Management has developed an in-depth plan concerning QuadXSports.com's existing and future technological and systemic requirements. The sheer number of options available to firms moving onto the Internet is staggering, but with a top-flight management team, the acquisition, implementation, use, and maintenance of the solutions that will be included into QuadXSports.com's operational structure will work at peak efficiency.

QuadXSports.com will stay on the "cutting edge" of technological implementation rather than the "bleeding edge." In short, management's policy will incorporate technologies that have been on the market for six months or longer. This self-imposed "technology horizon" will enable QuadXSports.com to maintain a high level of technological sophistication without the costs incurred through implementation of IT solutions as soon as they hit the market.

Management has evaluated the informational requirements the company will be facing on an IT-basis; and has formulated an in-depth plan to facilitate the informational evolution of QuadXSports.com. In essence, management's plan incorporates immediate and sustained scalability, a high degree of security, robust systems redundancy, and the emphasis upon speed regarding the information requests of the users of the site.

Scalability

From the start, the company's informational structure has incorporated institutional and proprietary programs with emphasized compatibility, ease of growth, and a high level of redundancy. In essence, its informational structure was designed from day one to accommodate the growth and e-commerce outlets that are inevitable components of QuadXSports.com's evolution. The network will be able to implement, at key predetermined junctures, the inclusion of such solutions as increased numbers of servers, introduction of direct lines into the communication structure, integration of routers, systems information and database sharing with joint venture parties, allies, and partners, and the requisite software upgrades integral to the maintenance of the company's IT assets.

As QuadXSports.com's market share grows, its database will be faced with a pronounced increase in the amount of information it will need to process. The scalability of the information structure allows for the implementation of systems to do specialized tasks, like managing content applications, or logging orders.

Security

While many consumers are finally embracing the Internet and e-commerce, many still exhibit fears concerning the provision of their information through online channels. QuadXSports.com takes a serious stance upon site security and will implement and continually update its internal and external security measures. All transactions will be carried out thru 128-bit SSL encryption with extensive onsite information transfer monitoring. An array of firewalls will be in place to limit external intrusion into the company's core systems. The number of people with access to QuadXSports.com's information databases will be minimal due to the plan for increased automation in regards to site growth and management. The company's information is scalable to facilitate the implementation of new security protocols with a minimum of downtime and inconvenience to the administration and customer base.


Y2K Compliancy and Redundancy

From the outset, the software implemented into the company's information based assets, both institutional and proprietary, has been "Year 2000 Compliant". With no aged and/or embedded proprietary software and systems to interfere with operations at the end of the millennium, QuadXSports.com is 100% Y2K compliant.

In addition to the execution of all-encompassing systems tests to discern possible glitches and bottlenecks in the site's informational structure, disaster recovery plans are firmly in place to minimize the downtime in the event that unforeseen variables impact QuadXSports.com's network. The company is prepared for problems ranging from the dealing with the introduction of a virus into the network to the outright physical destruction of multiple network nodes.

Contingency plans even go so far as the bringing in of generators to maintain power to the network in the event of a power outage. In all cases, the hardware and software solutions implemented in the information network will be standardized throughout QuadXSports.com's layout with the proper mix of software, hardware, and managed protocols to facilitate redundancy and to minimize the downtime and exposure to risk that can be the result of a catastrophic event.


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

Emphasis on Speed

As the site's popularity increases, web traffic on its Internet site and the number of requests the information network will need to process will increase exponentially. In order to cope with rapidly growing demand, the emphasis of development in the informational network will be upon speed.

While most networks utilize centralized, mass storage solutions, these systems have limited ability to maintain acceptable levels of expediency due to the need for protocols to search an entire archive before moving to the next. By implementing several smaller storage solutions, and utilizing a streamlined program of protocols, search and retrieval times can be radically reduced by routing information requests through several smaller information archives.

The network will be run through Windows NT, which requires more administrative involvement than other network operating systems. However, Windows NT represents a fast, compliant, and expandable network operating system, and hence is perfectly suited for utilization by QuadXSports.com

Current Acquisitions

In its mission to provide to the public a security that captures the essence of the Extreme Sports Industry, QuadXSports.com selects the best and brightest new companies to add to its family of acquisitions. Currently, QuadXSports.com has acquired two companies, and plans to add several more by the end of the year.

Sk8shop.com

     Entrepreneur Lou Bauer established Sk8shop.com in 1998 for the express purpose of selling skateboards, accessories, and equipment. Offering a huge selection of items, this site offers extreme skateboarders the opportunity to put together essentially custom boards over the Internet. Boasting more decks and accessories than can be found in a brick and mortar store, Sk8shop.com represents the effective pairing of the Extreme Sports industry and the Internet.

Sk8shop.com's revenues are projected at $2.5 million in 1999, with a margin of 35 to 40 per cent on each item sold. With its introduction to QuadXSports.com, revenues can be expected to exceed this figure, owing to the co-branding and brand equity leveraging opportunities inherent to this arrangement. QuadXSports.com will also open a brick and mortar retail store in Huntington Beach, California by the end of October to bolster online sales and to leverage the web sites of QuadXSports.com and Sk8shop.com. This company was purchased as a wholly owned subsidiary of QuadXSports.com as of July 1999.

VK Sports

QuadXSports.com's aggressive acquisition plan not only encompasses retailers and e-tailers, but also has features the need for vertical integration into this Extreme Sports Industry. The company's acquisition of VK Sports a distributor of Extreme Sports equipment, apparel and accessories. VK Sports distributes over 3,600 products to over 100 retail outlets and stores nationwide.

Since 1975, VK Sports has tapped into the Extreme Sports by providing to retailers skateboards, surfboards, snowboards, accessories and apparel. VK Sports boasted $7.5 million in revenues in 1998, as is projected to exceed $9.5 million with profit margins of 35% in 1999 owing to the growth of the Extreme Sports movement. A purchase agreement has been signed, and the end of 1999 will finalize a formal acquisition

Proposed Acquisitions

The following is a listing of the companies in which QuadXSports.com is currently in negotiations with to add to its set of acquired companies. In each of these cases, QuadXSports.com will serve to enhance the management and operations of the company, as well as to establish an Internet presence for the major brands associated with these proposed acquisitions.

Rat City

For complete penetration into the Extreme Sports industry, QuadXSports.com's acquisition strategy includes the ownership of several retail outlets. Rat City is a center of Extreme Sports, with a customer base that stretches throughout
Los Angeles county.

Founded in Burbank, California in 1988, Rat City is a center of the Extreme Sports movement, providing skateboards, snowboards, apparel and accessories to customers throughout Los Angeles county. In 1997, revenues from this store alone exceeded $750,000. Recently, revenues have not been earned at the same level; however, QuadXSports.com will enhance the management and logistical elements of this retail outlet and will provide a market on the Internet for its products, thereby enhancing sales and profit potential.

Travel Alternatives

     Although Southern California exists as a center of the Extreme Sports movement, QuadXSports.com is a nationwide company. Many potential acquisitions are being targeted outside the Southern California. Travel Alternatives is a retail outlet that caters to the skateboarding community.

Based in Indianapolis, Indiana, Travel Alternatives is a rapidly growing brick and mortar retail outlet. With an estimated $180,000 in revenues for 1999 and a highly diversified product line, Travel Alternatives will bolster
QuadXSports.com's already large selection of items to be offered on its web site.

Conclusion

     QuadXSports.com is imminently positioned to be the number one name in the Extreme Sports Industry. With its qualified and connected management team, in depth strategic planning, and top flight web technology, QuadXSports.com will finally offer to shareholders a legitimate security tied intimately with the Extreme Sports Industry.


Item 3.  Description of Property

	To be added.

Item 4.  Security Ownership of Management and
         Others and Certain Security Holders

     The following table sets forth information, to the best knowledge of the Company as of April 30, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the officers and directors of the Company.


Name and Address of      Amount and Nature of
Beneficial Owner         Beneficial Ownership

A G EDWARDS AND SON, INC	        6,750
1 NORTH JEFFERSON
ST LOUIS MC 63103

AVENGER SOFTBALL, INC			 27,000
3290 SOUTH BANNOCK
ENGLEWOOD CO 80110

EARLINE BESHEAR				125,000
4940 COUNTRY LN
EVANVILLE IN 47715


BEAR STEARNS				 10,000
1 METROTECH CENTER NORTH
BROOKLYN NY 11201

LISA K. BRASHER CHILDRENS TRUST	 13,500
9 CHERRYMOOR DRIVE
ENGLEWOOD CO 80110

JOHN D. BRASHER, JR			194,000
90 MADISON STREET
SUITE 707
DENVER CO 80206

THE DEPOSITORY COMPANY	              1,000
P O BOX 222
BOWLING GREEN STATION
NEW YORK NY 10274

CHARLES SCHWAB & CO INC			   5,000

DEAN WITTER REYNOLDS, INC		 124,700
5 WORLD TRADE CENTER
NEW YORK, NY 10048

CHERYL DEES					   2,700
5671 FERNWOOD DRIVE
ZACHARY, LOUISIANA 70791


CARL DUNCAN					  13,500
3290 SOUTH BANNOCK
ENGLEWOOD CO 80110

HOWARD P EFFRON				   1,350
123 E 54TH ST, NO. 4D
NEW YORK, NY 10022

FIRST CAPITAL, INC			  50,000

FIRST MARATHON SEC. LIMITED		   1,000
FIRST CANADIAN PL SUITE 3000
PO BOX 21 TORONTO ONTARIO
MSX1J9

FISERV CORRESPONDENTS
SERVICES, INC.				  18,900
ATTN SEC. DEP.
P O BOX 500O
DENVER CO 80217

VIOLET M. FLAGEOLLE			   5,400
6820 W. AIRVIEW
LAKEWOOD CO 80232



LINDA GATEAU				   2,700
P O BOX 292
CHAPTICO MD 20621


MARY GAVARINSKI				   2,700
308 SMOKERISE BLVD.
LONGWOOD FL 32.779

LARRY GLASCO				   1,350
10967 W ARKANSAS AVE
LAKEWOOD CO 80232

SCHERRIE GLASCO 				   1,350
10967 W. ARKANSAS AVE
LAKEWOOD CO 80232

KEVIN GRACE					 991,300
210 6TH ST
HUNTINGTON BEACH CA 92648

ERIC HANSON					   5,400
5232 SOUTH EVERETT
LITTLETON CO 80123

WAYNE KARP   				  50,000

ROBENA KEATLY				  13,500
P O BOX 60
VALLEY LEE, MD 20692

PAULA KEETON		       	   6,750
3340 JURA DRIVE
FAYETTEVILLE
NC 28303

THOMAS P O'LEARY				  10,000

REESE MCKAY					   2,700
P O. BOX 600
VALLEY LEE, MD 20629

D. K. NELSON				  54,000
6621 WEST CALHOUN PLACE
LITTLETON, CO 80123

APRIELE NELSON				  13,500
2041 3RD ST. SOUTH
ST. PETERSBURG FL 33705

DONNA K NELSON,				  13,500
AS CUST. FOR CANDICE
NELSON THE COL. UNIFORM GIFT TO MNR. ACT
6521 WEST CALHOUN PLACE
LITTLETON CO 80123


J. R. NELSON				 194,000
6521 WEST CALHOUN PLACE
LITTLETON CO 80123

LILA NELSON					   1,350
P. O. BOX 596
CEDAREDGE, CO 81413

MAYNARD NELSON				   2,700
P O BOX 596
CEDAREDGE CO 81413

STANLEY NELSON				   2,700
P O BOX 595
CEDAREDGE CO 81413

NORDSTROM, FORBES & LINCOLN 		  27,000
INCORPORATED
6521 WEST CALHOUN PLACE
LITTLETON CO 80123

GEORGE O'LEARY				  10,000

REXCO						     587

ASTON SALTER				 123,913
3000 NE 51 STREET
LIGHTHOUSE POINT FL 33064

ZOC SALTER 					 123,912
3000 NE 51 STREET
LIGHTHOUSE POINT FL 33064

SCOTTSDALE SEC INC.			  10,000

FRANCES SEATON				   1,350
4543 SOUTH GAR WAY
LITTLETON CO 80123

FENTON BEATON				   1,350
4543 SOUTH GAR WAY
LITTLETON CO 80123

SPORTS MARKETING INTERNATIONAL LTD.	 247,825
1331 SE 14TH COURT
DEERFIELD BEACH FL 33064

IMTIAZ STEPHEN				   2,700
6643 SOUTH DOWNING ST
LITTLETON CO 80121

DAPHE THOMAS				   2,700
2115 MARIE STREET
ZACHARY LA 70791


TRANS-AMERICAN ENERGY			247,825
CORPORATION
123 MAIN STREET #304
EVANSVILLE IN 47708

US CLEARING CORP				    300
26 BROADWAY
NEW YORK NY 10004

LEONARD WALTER				  5,000
7117 BATHURST ST. #207
THORNHILL, ONTARIO L4J2J8

DANA R WEDEL				125,000
1059 S HIAWASSEE #1822
ORLANDO FL 32835

JORDAN T WEDEL				123,913
3900 WOODCASTLE ROAD
EVANSVILLE IN 47711

RICHARD WEDEL				123,912
224 W MAIN STREET, #1
BOONVILLE IN 47601

WILLIAM L. WILSON				 27,000
7315 EARNSHAW
SHAWNEE KS 66216

WORLD FINANCING INC			125,000
8666 COMMERCE AVE.
SAN DIEGO CA 92121

YAKIMA CORP					 54,000
9 CHERRYMOOR DRIVE
ENGLEWOOD CO 80110

                  TOTALS	     3,352,587

Item 5.  Directors, Executives, Officers and Significant
	   Employees

The directors and officers of the Company are as follows:

Name                        Position
------------                --------------------

Kevin Grace           	    President, Chairman

Bonnie Grace                Vice President, Administration

Dean Forline                Vice President, Marketing


The management team of QuadXSports.com is imminently qualified to successfully grow and manage this exciting venture. All officers have both the qualifications, experiential backgrounds, and youthful intensity to provide the commitment of excellence required to make this company a success.

Kevin Grace

Kevin Grace, the 32-year old President of
QuadXSports.com Inc. grew up in Hermosa Beach Ca. and has been involved in Extreme Sports since he was 10 years old. Through his involvement in this industry, Kevin was able to gage the profit potential of extreme sports at an early age. Beginning in 1990, Grace developed several different companies, including Expired Snowboards, where he designed, constructed and marketed three lines of snowboards. Diakka Sport Watches was established to bring to the market durable action sport watches, and were worn by prominent professional skateboarders at the time. Mr. Grace also created and managed Sha Sha Shoes, offering quality designer footwear for extreme sports enthusiasts.

Kevin Grace has developed his companies from start to finish - all with successful and profitable results. He has experience in every aspect of business including design, marketing, sales both international and domestic, research and development of new product lines, major distribution, and most recently bringing forth a public company. Kevin's experience in the industry, motivation, and uncanny sense of timing has allowed him to create his newest venture, QuadXSports.com. Kevin developed this company in March of 1999, to bring to the industry a publicly traded company serving the Extreme Sports market.

Currently, Grace spends most of his time seeking new profitable acquisitions to add to the Quad X Sports family.
In addition, Grace is in the process of developing a new product line to offer to the extreme sports market. Kevin
Grace's success in the industry gives him the advantage he needs to fulfill Quad X Sports.com's goals for a profitable future.

Bonnie Grace

Bonnie Grace is the Vice President of QuadXSports.com and bears the responsibility of monitoring daily operations as well as the implementation of new ideas to help fine tune the company. Bonnie joined QuadXSports.com in April of 1999. Her professional career includes her role as purchasing manager at Tong Hsing Electronics where she successfully implemented a new software procurement system.

Her extensive background functions include acting as a liaison and facilitator between customers, vendors and
purchasing departments.   She incorporated new ideas that
helped improve efficiency and increase company profits. Early in her career she was a consultant at Rubbermaid. She negotiated, planned, and administered major subcontracts for the off-site manufacture for 35% of all production. Bonnie Grace holds a Bachelor of Arts Degree in Business from Long Beach State and retains a C.P.M.



Dean Forline

Dean Forline arrived at Quad X Sports.com in April of
1999. Dean was brought into the QuadXSports.com family to implement a successful Internet and retail marketing campaign. In 1990 Dean headed MMI {get full name}, a successful modeling
and talent agency.   While at MMI, Dean was able to expand
that company's customer base through advertising campaigns and public relations.

Previous to his employment at QuadXSports.com, Mr.
Forline owned his own successful Internet consulting and marketing company, KD Services. While running KD Services, Dean was able to take small companies and give them an edge in the market utilizing the Internet, strategic alliances and thorough marketing.

In January of 1999, Dean sold his venture in order to join long time friend Kevin Grace. His background in business allowed him the vision to see the profit potential of QuadXSports.com and its business plan. Dean's tasks at the company include the marketing of online services, retail storefronts, and investor relations. Dean holds a bachelors degree in business from Long Beach State University.


Item 6.  Remuneration of Directors and
         Executive Officers

To be added.

Item 7.  Interest of Management and Others in
         Certain Transactions

To be added.

Item 8.  Legal Proceedings

	The Company is not engaged in any pending or threatened legal proceedings.

                           Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters.

	To be added.

Item 2.  Recent Sales of Unregistered Securities.

	To be added.

Item 3.  Description of Securities.

	To be added.

Item 4.  Indemnification of Directors and Officers.

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities

Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

   Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by Crouch, Bierwolf & Chisholm, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Quad X Sports.com, Inc.

                      Quad X Sports.com, Inc.
                   (a Development Stage Company)
                 Consolidated Financial Statements
                          May 31, 1999

                            CONTENTS



Independent Auditors' Report 					F-3

Consolidated Balance Sheet 					F-4

Consolidated Statement of Operations 			F-5

Consolidated Statement of Stockholders' Equity  	F-6

Consolidated Statement of Cask Flows 			F-7

Notes to the Consolidated Financial Statements 		F-8

                        CROUCH,BIERWOLF & CHISHOLM
                       Certified Public Accountants
                       50 West Broadway, Suite 1130
                        Salt Lake City, Utah 84101

                       INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Quad X Sports.com, Inc.

We have audited the accompanying consolidated balance sheet of Quad X Sports.com, Inc. (a Development Stage Company) as of May 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows from inception on February 10, 1999 through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles 'used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quad X Sports.com, Inc. (a Development Stage Company) as of May 31, 1999 and the results of its operations and cash flows from inception on February 10, 1999 through May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's operating loss and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crouch, Bierwolf & Chisholm
-----------------------------------------
Salt Lake City, Utah
July 14, 1999

                          Quad X Sports.com, Inc.
                       (a Development Stage Company)
                           Consolidated Balance Sheet

                                   Assets
								May 31,
				                         1999
				                       -------------

Current assets
   Cash							$	325
								------------
Total Current Assets						325
								------------
Property & Equipment, Net (Note 3)			    78,072
								------------
Other assets
   Rent & Utility Deposits                           8,545
   Other Deposits                                   10,000
   Organization Costs                                2,995
------------
Total Other Assets					    21,540
								------------
   Total Assets						    99,937
								------------
								------------


      Liabilities and Stockholders' Equity


Current Liabilities
   Accounts payable	                             13,858
   Accrued expenses	                             44,912
   Notes payable - related party (Note 9)	            3,186
   Current portion of long term liabilities	      6,469
								-------------
Total Current Liabilities				     68,425
								-------------

Long Term Liabilities
   Notes payable (Note 8)                            19,686
   Less: current potion 	                       (6,469)
   Total long term liabilities	                 13,217
	-------------

   Total Liabilities                                 81,642
								--------------

Stockholders' Equity
   Common Stock, authorized
   50,000,000 shares of $.001 par value,
   issued and outstanding 3,352,587 	            3,353
   Additional Paid in Capital                       200,345
   Deficit Accumulated During the
   Development Stage                               (185,403)
Total Stockholders' Equity                    	     18,295
	                                          --------------

Total Liabilities and Stockholders' Equity	$    99,937
								--------------
								--------------

The accompanying notes are an integral part of these financial statements
                               F-4

                          Quad X Sports.com, Inc.
                       (a Development Stage Company)
                    Consolidated Statement of Operations


                                             From inception on
							   February 10, 1999
								through
								May 31,
								  1999
                                             -----------------

Revenues	                                 $

Expenses

   General and administrative		                 173,778
	                                          --------------

      Total Expenses		                        173,778
	                                          --------------

Other Income (Expense)

   Interest expense		                           (225)
   Bad debt expense		                        (11,400)
	                                           --------------

      Total Other Income (Expense)		            (11,625)
	                                           --------------

                                       Net Loss	$    (185,403)
	                                           --------------
	                                           --------------

Net Loss Per Share	                          $       (.07)
	                                            --------------
	                                            --------------

Weighted average shares outstanding	    	             2,516,353
                                                  --------------
                                                  --------------

The accompanying notes are an integral part of these financial statements
                               F-5

                          Quad X Sports.com, Inc.
                       (a Development Stage Company)
                Consolidated Statement of Stockholders' Equity



                                          Common Stock
                                      Shares      Amount
	                              ----------	----------

Balances at
  February 10, 1999	                 -	$      -

Reverse acquisition for
  accounting purposes
  of Boraxx Technologies, Inc	       2,700,000	    2,700

Stock issued for cash at $2.00
  per share	                           100,000	      100

Stock issued for services at
  $1.20 per share	                       2,587	        3

Stock issued for cash at $.01
  per share	                            550,000	      550

Net loss for the period ended
  May 31, 1999	                            -	        -
						----------	----------

Balance, May 31, 1999	             3,352,587	$   3,353
						----------	----------
	                              ----------	----------




		                                      Deficit
		                                    Accumulated
	                             Additional	 During the
                                     paid-in	Development
                                     capital	   Stage
	                              ----------	----------

Balances at
  February 10, 1999	                   -	$      -

Reverse acquisition for
  accounting purposes
  of Boraxx Technologies, Inc	         (2,655)          -

Stock issued for cash at $2.00
  per share	                           199,900          -

Stock issued for services at
  $1.20 per share	                       3,100	        -

Stock issued for cash at $.01
  per share	                              -	        -

Net loss for the period ended
  May 31, 1999	                        -      (185,403)
						----------	----------

Balance, May 31, 1999	            $ 200,345	$(185,403)
						----------	----------
	                              ----------	----------

The accompanying notes are an integral part of these financial statements
                               F-6

                          Quad X Sports.com, Inc.
                       (a Development Stage Company)
                    Consolidated Statement of Cash Flows

                                             From inception on
							   February 10, 1999
								through
								May 31,
								  1999
                                             -----------------

Cash Flows form Operating
Activities

   Net loss	                                 $    (185,403)
   Adjustments to reconcile
     net loss to net cash
     provided by operations:
   Stock for services 	                              3,103
   Depreciation & Amortization 	                  2,190
   Bad debt expense	                             11,400
   Increase in payables 	                       13,858
   Increase in accrued expenses	                 44,912
	                                       -----------------

Net Cash (Used) Provided by
Operating Activities	                           (109,940)
	                                       -----------------

Cash. Flows from Investment
Activities:
   Purchase of Equipment	                       (80,138)
   Cash paid for Deposits	                       (29,945)
   Cash paid for organizational casts	            (3,100)
	                                       -----------------

Net Cash (Used) Provided by
   Investing Activities	                            (113,183)
                                         	   -----------------

Cash Flows from Financing
Activities:
   Issued common stock for cash	                  200,550
   Cash received from debt financing	             31,742
   Principal payments on long term debt	             (8,844)
	                                       -----------------

Net Cash (Used) Provided by
   Financing Activities	                              223,448
	                                       -----------------

Net increase (decrease) in cash	                      325

Cash, beginning of year						      -
	                                       -----------------

Cash, end of year	                           $	          325
	                                       -----------------
	                                       -----------------

The accompanying notes are an integral part of these financial statements
                               F-7

                          Quad X Sports.com, Inc.
                       (a Development Stage Company)
                     Notes to the Financial Statements
                             May 31, 1999

NOTE 1 - Summary of Significant Accounting Policies

a. Organization

Quad X Sports.com, Inc. (the Company) was organized under the laws of the State of Colorado on May 1, 1996 as Grand Canyon Ventures Three, Inc. On June 22, 1998 the Company changed its name to Boraxx Technologies, Inc. (Boraxx). On March 3, 1999 the Company engaged in a share exchange with Apex Sports.com, Inc. (Apex) and changed the name to Quad X Sports.com, Inc. The share exchange with Apex, a Nevada corporation organized February 10, 1999, was accounted for as a reverse acquisition, therefore all historical financial reformation is that of the accounting survivor being Apex. The Company issued 2,700,000 common shares in exchange for 100 percent of the outstanding stock of Apex. The Company is currently engaged in the development and acquisition of operating companies in the extreme sports industry (i.e. snowboards, skateboards, apparel).

b. Accounting Method

The Company recognizes income and expenses on the accrual basis of accounting.

c. Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Provision for Income Taxes

No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $185,403 that will be offset against future taxable income. These NOL carry forwards begin to expire in the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carry forward will expire unused.


Deferred tax assets and the valuation account is as follows at May 31, 1999.

Deferred tax asset:
   NOL carry forward			$ 63,000
   Valuation allowance	             (63,000)
						-----------
Total	                              $      -
						-----------
						-----------

f. Organization Costs

Organization expenses are recorded at cost and are being amortized on a straight line basis over five years.

g. Principles of Consolidation

These financial statements include the books of Boraxx
Technologies, Inc and its wholly owned subsidiary Apex
Sports.com, Inc. All intercompany transactions and balances have been eliminated in tile consolidation.

                           Quad X Sports.com, Inc.
                       (a Development Stage Company)
                     Notes to the Financial Statements
                             May 31, 1999



NOTE 1 - Summary of Significant Accounting Policies
(continued)

h. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern The Company has few assets and no operations and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to continue pursuing operating companies to merge with, thus creating necessary operating revenue.

NOTE 3 - Property and Equipment

Property and Equipment consists of the following at May 31, 1999:

Furniture & Fixtures			$   30,704
Automobile				          46,234
Leasehold improvements			     3,200
Accumulated Depreciation	          (2,066)
					  	---------------
Total Property & Equipment		$   78,072
						---------------
        					---------------


NOTE 4 - Development Stage Company

The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE 5 - Related Party Transactions

The president loaned the Company $11,742 during the period ended May 31, 1999. The Company made payments toward the loan of $8,556. The note is non-interest bearing, unsecured, and due within one year. The balance of the note at May 31, 1999 is $3,186.

NOTE 6- Equity

During the period ended May 31, 1999, the Company issued
2,700,000 shares of common stock for 100 percent of the outstanding stock of Apex. However, these financial statements show an adjustment to bring the shares from Apex's history to Quad X's issued and outstanding shares.

During March 1999, the Company issued 550,000 shares of common stock for cash of $550.

During March 1999, the Company issued 2,587 shares of common stock for services valued at $3,103.

During March 1999, the Company issued 100,000 shares of common stock for cash of $200,000.

                          Quad X Sports.com, Inc.
                       (a Development Stage Company)
                     Notes to the Financial Statements
                             May 31, 1999

NOTE 7 - Commitments and Contingencies

On April 12, 1999 the Company committed to an operating lease of office space. The lease requires the Company to pay monthly rent of $5,030 and expires June 16, 2000.

NOTE 8 - Notes Payable

Notes payable are detailed as follows:		     May 31,
                                                      1999
								--------------

Note payable to a corporation, for an
automobile, bears interest at 13.25%,
payments due monthly of $539.06 through
May 2003							$     19,686
								--------------

Total Notes Payable					$     19,686
								--------------

Less current portion					$     (6,469)
								--------------

Net Long Term Liabilities				$     13,217
								--------------

Future minimum principle payments on notes payable are as follows at May 31, 1999:

     1999               2,871
     2000               4,922
     2001               4,922
     2002               4,922
     2003 	            2,049
                      ----------
Total Notes Payable   $19,686
                      ----------
                      ----------

NOTE 9 - Notes Payable - Related Party

Notes payable - related party are detailed as follows:

Notes payable to the president of the
Company, non-interest bearing, due
within on year and unsecured				    3,186
								-----------

Total Notes Payable - Related Party			$   3,186
								-----------
								-----------

                              F-10

Item 2.  Changes In and Disagreements With Accountants on
Accounting and Financial Disclosure

None--Not Applicable


                            Part III

Item 1.  Index to Exhibits


Exhibit
Number       Title
--------     ------

3.2 Amendment to Articles of Incorporation
3.3 Articles of Merger


SIGNATURES

     In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Quad X Sports.com, Inc.
                                  (Registrant)


Date: October 8, 1999                    By: /s/ Kevin Grace
                                       -----------------------
                                        Kevin Grace
	                                  President

Item 2.  Description of Exhibits